FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |_____________________|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
___________________________________________________________________________
1.  Name and Address of Reporting Person

    ____Diamond_____________________Jon__________________________V.________
       (Last)                      (First)                    (Middle)

    ____1 West 67th Street_________________________________________________
                                  (Street)

    ____New York_____________________NY________________________10023_______
       (City)                      (State)                      (Zip)

___________________________________________________________________________
2.  Date of Event Requiring Statement (Month/Day/Year)

____04/24/00_______________________________________________________________
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

___________________________________________________________________________
4.  Issuer Name and Ticker or Trading Symbol

____SWWT, Inc. (SWWT)______________________________________________________
5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( X) Director
    ( X) 10% Owner
    ( X) Officer (give title below)
    (  ) Other (specify title below)
     ____President and Chief Executive Officer
___________________________________________________________________________
6.  If Amendment, Date of Original (Month/Day/Year)

___________________________________________________________________________
7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
___________________________________________________________________________
|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |

|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|____________________|_______________|_______________|____________________|

[TYPE ENTRIES HERE]




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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
___________________________________________________________________________
1. Title of Derivative Security (Instr. 4)

___Series B Preferred Stock, par value $.001 per share_____________________
2. Date Exercisable and Expiration Date (Month/Day/Year)
     ____See Below (1)_______                  ______N/A________________
         Date Exercisable                            Expiration Date
___________________________________________________________________________
3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
   _Common Stock, par value $.001 per share   _______18,476,745___________
               Title                          Amount or Number of Shares
___________________________________________________________________________
4. Conversion or Exercise Price of Derivative Security

___See Below (2)___________________________________________________________
5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

___D_______________________________________________________________________
6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:
   (1) Shares of Series B Preferred Stock of SWWT were acquierd in connection with the merger of E-Newco, Inc. ("E-Newco") into ENWC Acquisition, Inc., a wholly owned subsidiary of SWWT. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock of SWWT following the approval by the stockholders of SWWT of the requisite increase to the amount of authorized Common Stock of SWWT and the reciept by SWWT of additional equity financing of at least $15.0 million. Of the 18,476,745 shares of Common Stock issuable upon the conversion of the series B Preferred Stock, 8,335,488 shares will represent restricted stock issued pursuant to the terms of a Restricted Stock Purchase Agreement between E-Newco and Jon V. Diamond, dated as of March 27, 2000. The restricted shares will rest in 36 equal monthly installments through March 31, 2003.

   (2) The initial conversion rate is 100 shares of Common Stock for each share of Series B Preferred Stock.





   _____/s/ Jon V. Diamond______________           ____05/3/00_____
   **  SIGNATURE OF REPORTING PERSON                      DATE
   Name: Jon V. Diamond

_____________________________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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